Exhibit 99.1

FOR IMMEDIATE RELEASE

China Oumei Real Estate Inc. Reports Fourth Quarter and Year 2010 Results

QINGDAO, China – May 6, 2011 /PRNewswire-FirstCall/ – China Oumei Real Estate Inc. (“China Oumei,” or the “Company”), a leading housing and real estate development company headquartered in Qingdao, Shandong province, China, today reported its financial results for the fiscal fourth quarter and fiscal year ended December 25, 2010.

Fiscal Fourth Quarter 2010 Highlights

  Total sales decreased 58.1% to $21.7 million in the fiscal fourth quarter of 2010 from $51.8 million in the fiscal fourth quarter of 2009.

  Gross profit decreased 71.8% to $6.2 million from $21.9 million in the fourth quarter of 2009.

  Gross margin decreased to 28.4% from 42.2% in the fourth quarter of 2009.

  Operating income decreased 74.2% to $4.9 million from $19.0 million in the fourth quarter of 2009.

  Net income increased 50.2% to $20.9 million from $13.9 million in the fourth quarter of 2009.

  Diluted net income per share increased to $0.62 from $0.46 per share in the fourth quarter of 2009.

Fiscal Year 2010 Highlights

  Total sales increased 17.2% to $110.5 million from $94.3 million in FY 2009.

  Gross profit decreased 7.5% to $33.3 million from $36.0 million in FY 2009

  Gross margin decreased 8.1 basis points to 30.1% from 38.2% in FY 2009.

  Operating income decreased 14.1% to $26.4 million from $30.8 million in FY 2009.

  Net income increased 65.2% to $34.9 million from $21.2 million in FY 2009.

  Fully diluted net income per share increased to $1.07 from $0.70 per share in FY 2009.

Mr. Weiqing Zhang, Chief Executive Officer of China Oumei, said, “We are pleased to have achieved our FY 2010 revenue and earnings targets in a year influenced by an increasingly challenging macroeconomic environment in our industry. Our Dongli Garden and Longhai Mingzhu projects were the primary revenue contributors during 2010, accounting for 56% of the year’s sales. Our growth was driven by our focus on middle-income customers in second-tier and third-tier cities in one of the most rapidly growing coastal markets and economic regions in China. Those markets are characterized by the rapid emergence of a large middle-income population and accelerating urbanization. These growth drivers, combined with continued progress on our cost-improvement initiatives, make us feel confident of our outlook for FY 2011.”

Fiscal Fourth Quarter 2010 Results

Total sales for the quarter ended December 25, 2010 were $21.7 million compared with $51.8 million for the same period of 2009, a decrease of 58.1% . The decrease was primarily attributable to two major projects, Longhai Mingzhu and Dongli Garden. For the Longhai Mingzhu project, a significantly higher number of contracts were signed in the fourth quarter of 2009 (as the project entered its peak selling phase at 80% completion) than in the same period of 2010. For Dongli Garden Phase I, the fourth quarter of 2009 was the peak season of the villagers (residents who were the prior holders of the land use rights) relocation process, which continued into 2010 and tapered off in the second half of 2010.

Gross profit for the fourth quarter of 2010 was $6.2 million compared with $21.9 million for the same period in 2009, a decrease of 71.8% . Gross margin was 28.4% compared with 42.2% for the same period last year. The decrease in the gross profit was due to the decrease in total sales as noted above and a compression in gross profit margin. In the fourth quarter 2010, for the Longhai Mingzhu projects, we recorded an additional $2.1 million in cost of sales to account for a portion of the difference between book value and the fair market value of the assets when we acquired the entity that owned the project, which significantly contributed to the decrease in the gross profit margin. Another contributing factor is the fact that in the fourth quarter of 2009 we sold a significantly higher number of accessory spaces (storage units and garages), to which no construction cost was allocated, leading to a higher gross profit margin in the fourth quarter of 2009 than in the fourth quarter 2010.

Total operating expenses for the fourth quarter of 2010 were $1.2 million, or 5.7% of sales, compared with $2.8 million, or 5.5% of sales, for the same period last year. Such decrease was mainly due to higher recovery of bad debts and lower general and administrative expenses. Compared with the fourth quarter of 2009, the Company put more effort in the fourth quarter of 2010 into collecting receivables, particularly focusing on projects that previously had high receivable amounts outstanding, such as Qilu Textile Centre, Fuxiang Huayuan, and Longhai Lidu. General and administrative expenses were lower, fourth quarter to fourth quarter, because the Company incurred more land appreciation tax in the fourth quarter of 2009 than in the same period of 2010. It also incurred expenses in the fourth quarter of 2009 in anticipation of the April 2010 reverse acquisition of Leewell Investment Group Limited and a concurrent private placement transaction, which were absent in the fourth quarter 2010.

Operating income for the quarter ended December 25, 2010 was $4.9 million, or 22.7% of sales, compared with $19.0 million, or 36.8% of sales, for the same period last year, a decrease of 14.1% . The decrease in operating income was primarily due to lower sales, which outpaced the decrease in operating expenses.

Other income (net of other expenses) for the fourth quarter 2010 was $23.7 million, compared with $0.1 million for the same period of last year. The increase was primarily due to a sale of land use rights in the fourth quarter of 2010. On December 16, 2010, the Company executed a buyout transaction with the government of Licang District, Qingdao, in which the government agreed to pay approximately $23.7 million in exchange for the pre-development land use right in connection with our planned Dongli Garden II project. We had previously planned to build residential units on the land, subject to the government’s re-zoning procedure. Prior to the transaction, the historical cost of the land use right was zero since it was categorized as “state allocated land,” which had no value until zoned by the government for commercial development. Therefore, no cost was incurred in connection with this transaction, and the income of approximately $23.7 million was included in other income.

Net income for the fourth quarter of 2010 was $20.9 million, or $0.62 per diluted share, an increase of 50.2% from $13.9 million, or $0.46 per diluted share, for the same period last year.

Full Year 2010 Results

Total sales for FY 2010 were $110.5 million compared with $94.3 million for FY 2009, an increase of 17.2% . The increase was primarily as a result of our sales of new units in our Weihai International Plaza and Xingfu Renjia projects in FY 2010. No revenue was recognized for these projects in FY 2009.

Our gross profit decreased 7.5% to $33.3 million in FY 2010 from $36.0 million in FY 2009. Gross profit margin (gross profit as a percent of sales) was 30.1% for FY 2010 and 38.2% for FY 2009. The decrease in gross profit margin was partly due to sales of new properties related to villager relocation efforts for our Dongli Garden project, which contributed approximately 26% of sales in FY 2010 compared with 12% in FY 2009. The project was a joint effort between China Oumei and local government agencies; Phase I of the project mainly involved relocating villagers previously residing on the parcel designated for Phase II. Therefore, as part of the government’s urban modernization initiatives, the government strictly regulated the selling prices of all Phase I units, which were on average considerably below would-be market prices and in turn resulted in a lower profit margin. Meanwhile, we are required by the government to offer pricing concessions to relocated former villagers based on the sizes of parcels they previously resided on. In addition, in FY 2010, for the Longhai Mingzhu project, we booked an additional $2.1 million in cost of sales to account for a portion of the difference between book value and the fair market value of the assets when we acquired the entity that owned the project, which significantly contributed to the decrease in the gross profit margin. Another contributing factor is the fact that in FY 2009 we sold a significantly higher amount of accessory spaces (storage units and garages), to which no construction cost was allocated, leading to a higher gross profit margin in FY 2009 than in FY 2010.

Total operating expenses for FY 2010 were $6.9 million, or 6.2% of sales, compared with $5.3 million, or 5.6% of sales, for FY 2009. The increase was mainly due to higher sales and commissions expenses, plus higher general and administrative expenses related to the Company’s public offering registration in FY 2010.

Operating income for FY 2010 was $26.4 million, or 23.9% of sales, compared with $30.8 million, or 32.6% of sales, for last year, a decrease of 6.9% . The decrease in operating income was primarily due to the decrease in gross profit and increase in operating expenses noted above.

Net income for FY 2010 was $34.9 million, or $1.07 per diluted share, an increase of 65.2% from $21.2 million, or $0.70 per diluted share, for FY 2009.

Financial Condition

As of December 25, 2010, the Company had cash and cash equivalents of $33.6 million, compared with $2.3 million as of December 25, 2009. Working capital at fiscal year end was $102.6 million compared with $44.2 million at the end of FY 2009. Shareholders’ equity was $144.6 million, compared with $94.4 million at the end of FY 2009.

Business Outlook

For FY 2011, the Company intends to focus on sales for projects that have recently been completed, or for which construction will be completed in 2011, including primarily the Weihai International Plaza, Qilu Textile Center (Residential), Longhai Mingzhu, and Xingfu Renjia 2 projects.

The Company also intends to continue its penetration into the high-end real estate market, which is expected to generate high returns within the next few years. Two projects in planning in this category are expected to start construction in the second half of FY2011, including a large community of resort homes on the beach in Weihai (the Weihai Beach Resort project) and a luxury beachfront resort hotel that will be located just across the street from the Stone Old Man beach in Qingdao (the Longhai Hotel project).

Mr. Zhang said, “We aim to continue our strong performance in 2011, since we are currently seeing continuing growth in demand in the real estate industry in China, particularly in Shandong province and localities in which we operate. The growing number of middle-income consumers in China and a continued urbanization process have provided attractive and sustainable growth opportunities in second-tier and third-tier cities. We intend to continue to capitalize on these by continuing to offer high-quality, mid-sized residential units featuring modern designs and convenient facilities at competitive prices. Moreover, we expect that the planned start of the Weihai Beach Resort and the Longhai Hotel projects will unlock tremendous value in our land reserves.”

China Oumei expects to file its annual report with the Securities and Exchange Commission on Form 20-F for the fiscal year ended December 25, 2010 on or before June 25, 2011.

About China Oumei Real Estate Inc.

China Oumei is one of the leading real estate development companies in Qingdao, Shandong province, China. The Company develops and sells residential and commercial properties, focused on middle and upper income customers in the coastal region of the Shandong peninsula in northeastern China, including the cities of Qingdao, Weihai, and Yanta and inland locations that include Weifang.

China Oumei has six projects currently under construction with a total gross floor area of 508,342 square meters. Since its operations began in 2001, China Oumei has completed 17 projects with a total gross floor area of 1,462,126 square meters, of which approximately 95% have been sold.

China Oumei’s mission is to provide high-quality, comfortable, and convenient living and working space to middle and upper income customers, while also earning for its shareholders an internal rate of return that exceeds its cost of capital. For more information, please visit http://www.chinaoumeirealestate.com.

Safe Harbor Statement

Certain of the statements made in this news release are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties, and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership, or achievements of the Company to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future.

Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this news release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For more information, please contact:

China Oumei Real Estate Inc.

Mr. Yu Fei (Chinese and English)
Telephone +86 532 8099 7968 in Qingdao
Mobile +86 186 0532 0209 in Qingdao

Christensen

Mr. Yuanyuan Chen (Chinese and English)
Telephone +86 10 5971 2001 in Beijing

Mobile +86 139 2337 7882 in Beijing
ychen@christensenir.com

Mr. Tom Myers (English)
Mobile +86 139 1141 3520 in Beijing
tmyers@christensenir.com

Ms. Kathy Li (Chinese and English)
Telephone +1 212 618 1978 in New York
kli@christensenir.com

Source: China Oumei Real Estate Inc.
www.ChinaOumeiRealEstate.com

Financial tables to follow.

CHINA OUMEI REAL ESTATE INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars	DECEMBER 25,
	2010	2009
ASSETS
CURRENT ASSETS
Cash	$33,590,417	$2,264,438
Restricted cash	2,285,490	1,641,778
Revenue in excess of billings, net	19,458,718	4,045,979
Contracts receivable, net	38,615,085	12,552,315
Related party receivable	1,159,577	2,949,102
Inventories	70,410,310	106,452,702
Other receivables, net	25,867,452	1,634,987
Prepaid expenses	2,969,452	1,461,670
Total Current Assets	194,356,501	133,002,971

PROPERTY, PLANT AND EQUIPMENT, NET	4,283,108	3,461,317
PROPERTY, PLANT AND EQUIPMENT, IDLE	1,808,401	1,530,390
GOODWILL	3,716,859	3,620,670
LAND USE RIGHTS, NET	54,973,721	54,060,495
DEFERRED TAX ASSETS	981,669	657,000
TOTAL ASSETS	$260,120,259	$196,332,843

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Current portion of long-term debt	$35,414,500	$35,217,320
Short term loans	1,417,264	2,719,432
Notes payable	-	146,800
Accounts payable	1,810,919	487,238
Customer deposits	21,149,526	19,780,472
Other payables	875,866	4,186,745
Taxes payable	30,971,901	26,049,956
Other current liabilities	135,442	207,936

Total Current Liabilities	91,775,418	88,795,899

LONG TERM DEBT	-	4,404,000

LONG TERM DEFERRED TAX LIABILTIES	23,703,855	8,781,998

SHAREHOLDERS' EQUITY
Preference stock, par value $0.002112 per share, 20,000,000 shares authorized, 2,774,700 shares issued and outstanding	5,860	-
Common stock, par value $0.002112 per share, 100,000,000 shares authorized, 31,020,062 shares issued and outstanding	65,514	63,856
Additional paid-in capital	17,641,864	8,949,041
Warrants outstanding	3,177,032	-
Appropriated retained earnings	17,370,972	10,298,700
Unappropriated retained earnings	95,871,921	68,001,735
Accumulated other comprehensive income	10,507,823	7,037,614
Total Shareholders' Equity	144,640,986	94,350,946
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$260,120,259	$96,332,843

CHINA OUMEI REAL ESTATE INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

U.S. dollars except	For the Three Months Ended		For the Year Ended
share amounts	(Unaudited)
	December 25,	December 25,	December 25,	December 25,
	2010	2009	2010	2009
SALES	$21,676,288	$51,770,433	$110,518,421	$94,315,500

COST OF SALES	(15,518,264)	(29,898,570)	(77,209,814)	(58,296,408)

GROSS PROFIT	6,158,024	21,871,863	33,308,607	36,019,092

ADVERTISING	(14,593)	(40,096)	(217,596)	(268,222)
COMMISSION	(26,224)	-	(214,566)	(84,982)
SELLING EXPENSES	(5,891)	(17,050)	(61,967)	(49,800)
BAD DEBT RECOVERY	554,919	124,157	987,374	(207,523)
GENERAL AND ADMINISTRATIVE
EXPENSES	(1,751,502)	(2,910,267)	(7,390,963)	(4,655,596)
INCOME FROM OPERATIONS	4,914,733	19,028,606	26,410,889	30,752,969

OTHER INCOME (EXPENSES)
Miscellaneous income (expenses)	23,673,475	149,718	23,899,865	327,294
Interest expense	(27,338)	(32,781)	(325,969)	(866,751)
	23,646,137	116,937	23,573,896	(539,457)

INCOME BEFORE INCOME TAXES	28,560,870	19,145,543	49,984,785	30,213,512

INCOME TAXES
Current	(299,177)	(50,308)	(932,016)	(369,660)
Deferred	(7,370,466)	(5,185,847)	(14,110,311)	(8,688,566)
	(7,669,643)	(5,236,155)	(15,042,327)	(9,058,226)

NET INCOME	20,891,227	13,909,388	34,942,458	21,155,286

OTHER COMPREHENSIVE INCOME:
FOREIGN CURRENCY
TRANSLATION ADJUSTMENT	1,374,612	73,015	3,470,209	474,414
COMPREHENSIVE INCOME	$22,265,839	$13,982,403	$38,412,667	$21,629,700

EARNINGS PER COMMON SHARE BASIC	$0.67	$0.46	$1.14	$0.70
EARNINGS PER COMMON SHARE DILUTED	$0.62	$0.46	$1.07	$0.70
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING BASIC	31,002,699	30,235,062	30,770,172	30,235,062
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING DILUTED	33,777,399	30,235,062	30,708,661	30,235,062

CHINA OUMEI REAL ESTATE INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars	For the Year Ended
	December 25,	December 25,
	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$34,942,458	$21,155,286
Adjustments to reconcile net income to net cash provided by operating activities:
Bad debt recovery	(987,374)	207,523
Depreciation expense	290,728	245,388
Gain on disposal of assets	(50,836)	-
Common stock issued for services	1,576,392	-
Deferred tax expense	14,110,311	8,688,566

Decrease (increase) in operating assets:
Restricted cash	(362,186)	192,911
Revenue in excess of billings	(15,026,379)	(4,040,467)
Contracts receivable	(24,377,598)	(6,696,979)
Related party receivable	1,283,924	7,286,347
Inventories	37,618,320	24,608,287
Other receivables	(23,142,569)	593,540
Prepaid expenses	(1,441,267)	2,343,368
Increase (decrease) in operating liabilities:
Accounts payable	1,286,035	(9,335,626)
Related party payable	-	-
Advance from customers	827,655	(37,961,384)
Other payables	(3,254,856)	138,975
Taxes payable	4,150,168	3,829,172
Other current liabilities	(117,735)	(4,087)
Net cash provided by operating activities	27,325,191	11,250,820

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of fixed assets	(246,345)	(199,025)
Cash received from sale of assets	90,269	-
Purchase of subsidiaries	-	-
Purchase of Dragon Acquisition Corporation, net of cash acquired	19,920	-
Cash received from acquisition of subsidiaries	-	433,839
Net cash provided (used) by investing activities	(136,156)	234,814

CASH FLOWS FROM FINANCING ACTIVITIES
Net change in short-term borrowing	(1,348,513)	(179,080)
Repayments of long-term debt	(6,638,914)	(14,044,280)
Proceeds from long-term borrowing	1,478,600	4,398,000
Repayments of notes payable	(147,860)	(41,048)
Cash receipts from financing through private placement	10,323,040	-
Restricted cash in holdback account	(230,954)	-
Net cash provided (used) by financing activities	3,435,399	(9,866,408)

Effect of exchange rate changes on cash	701,545	6,573

NET INCREASE IN CASH	31,325,979	1,625,799

CASH AT BEGINNING OF THE YEAR	2,264,438	638,639

CASH AT END OF THE YEAR	$33,590,417	$2,264,438

SUPPLEMENTAL DISCLOSURES:
Interest paid	$2,544,506	$3,195,886
Income taxes paid	$10,369,157	$260,255
Non-cash investing and financing activities:
Common stock issued for compensation for services in connection with the private placement transactions	$1,576,392	$-
Warrants issued for compensation from services in connection with the private placement transactions	$235,850	$-
Land use rights transferred to inventory as project development cost	$522,986	$11,036,630
Cash consideration paid by Longhai Group for subsidiaries’ acquisition, resulting in a decrease in related party receivables	$-	$5,131,000